SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the following letters filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores on September 8, 2004: (i) letter dated on September 7, 2004, with the report for the fiscal year ended on June 30, 2004, and (ii) letter dated on September 7, 2004 related to the annual financial statements for the period ended on June 30, 2004.

(i) By letter dated September 7, 2004, the Company filed the report for the annual financial statements for the fiscal year ended on June 30, 2004 requested by Section 62 of the Regulations of the Bolsa de Comercio de Buenos Aires. The result of such annual period reflects earnings in the amount of Ps. 32,103,022.

(ii) By letter dated September 7, 2004 the Company handed in the following documents:

•	Annual Financial Statements for the period ended June 30, 2004.

•	Supervisory Committee Report

•	Auditor’s Report

•	Complementary information

•	Copy of the Board Resolution Minute approving the above mentioned documents

•	Copy of the Supervisory Committee minute

•	Financial Statements Art. 33 Ley de Sociedades Comerciales 19.550

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: September 8, 2004